UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 25, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 25th, 2021

DATE, TIME AND PLACE: November 25th, 2021, at 10.00 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Nardello, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Pietro Labriola, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Messrs. Agostino Nuzzolo and Sabrina Di Bartolomeo.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the progress of the negotiations regarding the acquisition of the assets of the mobile services business of Grupo Oi; (4) Update on the Company’s participation in the 5G Auction carried out by the National Agency of Telecommunications – ANATEL; (5) Update on the Company’s Strategic Projects; (6) To resolve on the format of the Self-Assessment Questionnaire of the Company’s Board of Directors members; and (7) To resolve on the Corporate Calendar for the year of 2022.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on November 24th, 2021, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 25th, 2021

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on November 24th, 2021, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Further to the discussions and analyses held at this Board’s meeting on March 10th, 2020, and the resolutions and information recorded at the meetings of July 17th, 2020, July 27th, 2020, September 10th, 2020, and September 24th, 2021, and after the presentation made and the clarifications provided, the Board members acknowledged on the progress of the negotiations regarding the acquisition of the assets of the mobile services business of Grupo Oi, more precisely regarding the progress of the necessary authorizations before the Administrative Council for Economic Defense - CADE and the National Agency of Telecommunications – ANATEL, according to the material presented.

(4) Acknowledged on the results achieved by the Company within the scope of the process of participation in the 5G auction carried out by the National Agency of Telecommunications – ANATEL, as well as in relation to the next steps to be taken, and authorized the Company’s management to proceed with the execution of the Terms of Authorization related to the frequencies acquired, according to the material presented.

(5.1) The Board Members acknowledged on the conclusion of the process of segregation of assets and provision of infrastructure services, upon execution of an agreement between the Company and IHS Fiber Brasil – Cessão de Infraestruturas Ltda., reflected in the equity interest in FiberCo Soluções de Infraestrutura S.A., as resolved by the Board of Directors at its meeting held on May 5th, 2021 and disclosed to the market through a Material Fact on November 16th, 2021, as well as in relation to the next steps to be taken, under the aforementioned agreement.

(5.2) Additionally, after the presentation on the partnership in the costumer platform modality for the content area, the Board members authorized the Officers of the Company to negotiate and enter into terms, agreements, contracts, documents and everything else necessary, under the terms and conditions of the support material, which is filed at the Company's headquarters.

(6) The Board members evaluated the current model of the Board of Directors’ members’ Self-assessment Questionnaire and approved its adoption for the next fiscal year, as presented by Mr. Jaques Horn, Legal Officer.

(7) Approved the proposal for the Company's Calendar of Corporate Events for the year of 2022.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 25th, 2021

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 25th, 2021.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 25, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer